

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 12, 2017

<u>Via E-Mail</u>
James A. Barnes
President and Chief Financial Officer
Wrap Technologies, Inc.
4620 Arville Street, Suite E
Las Vegas, Nevada 89103

> **Re: Wrap Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2017**
> **File No. 333-217340**

Dear Mr. Barnes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no arrangements for additional financing and nominal assets consisting of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and

state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

3. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

Prospectus Cover Page

4. Please disclose the offering price or price range.

5. Please delete the paragraph "The information in this prospectus is not complete . . ." on page ii since this information is already disclosed on page i.

Alternative Prospectus Cover Page

6. Please retain either the second paragraph beginning "Neither the Securities and Exchange Commission . . .", or the third paragraph "These Securities have not been", since this information is redundant.

Prospectus Summary, page 2

Our Company, page 2

7. Please disclose in this section, and in the "Overview" Business section on page 23, that you currently have no products to sell, no customers, no governmental approval to sell any products, no revenues, no suppliers or production agreements, a going concern opinion from your auditor and disclose your accumulated deficit.

8. Please disclose in this section the percentage of your outstanding stock Messrs. Norris, Barnes and Cohen, and their affiliates, will own after the closing of these transactions.

Alternate Page; The Offering, page 4

9. Please disclose the natural persons who control the selling security holder, Petro River Oil Corp.

10. Please disclose that Petro River Oil Corp. is an underwriter.

11. In addition to registering the distribution of shares to Petro shareholders, please register the resale by these shareholders into the market and provide Item 507 of Regulation S-K disclosure for these shareholders and name them as underwriters.

Alternate Page; Risk Factors Related to the Distribution

If the distribution, together with certain related transactions, fails to qualify for tax-free treatment for U.S. federal income tax purposes, then our shareholders, we and/or Petro River might be subject to significant tax liability, page 5

12. You reference "Material U.S. Federal Income Tax Consequences of the Distribution." Please provide this disclosure and file a tax opinion as an exhibit, as applicable.

Risk Factors, page 5

13. Please add a new risk factor to discuss that your officers and directors have no experience managing a public company or developing law enforcement products, if true.

14. We note disclosure on page 38 that your common stock will be a penny stock. Please add a new risk factor discussing the risks of having a penny stock.

If we are unable to protect our intellectual property…, page 7

15. Please disclose that your proposed product has no issued patent or other intellectual property protection.

Business, page 23

16. Please disclose the reasons for the share exchange and merger with a non-operating company. Further, disclose the nature of Petro River Oil Corp's business.

Related Party Royalties, page 27

17. Please disclose the nature of Syzygy Licensing, LLC's operations, if any. For instance, is this an entity that merely has rights in the proposed product or does it manufacture and develop other products and carry out operations.

Government Regulation, page 29

18. We note disclosure that the BolaWrap 100 may be considered a firearm and that you are seeking a ruling to determine the appropriate classification. Please discuss the status of your approval(s) and state from whom you are seeking a ruling to determine the appropriate classification of your product. See Item 101(h)(4)(ix) of Regulation S-K.

Employees and Executive Officers, page 30

19. Provide more detail regarding your specific plan of operation for the next year.

Director Compensation, page 32

Executive Compensation, page 32

20. Please add a summary compensation table forthe compensation of your named executive officers for the past fiscal year pursuant to Items 402(n) of Regulation S-K.

21. Please disclose whether the named executive officers will receive compensation from the proceeds of the offering.

Certain Relationships and Related Party Transactions, page 34

22. We note disclosure on page 17 regarding the "promoters" and here that Mr. Barnes may be considered a promoter. Please discloseinformation about your other promoters and comply with the requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Plan of Distribution, page 38

23. We note disclosure that your officers and directors will offer your shares of common stock on your behalf to friends, family members and business acquaintances. Please elaborate as to how investors will learn about the offering. For example, will your officers and directors solicit investors through direct mailings and/or personal contacts? How would your officers and directors identify those who might have an interest in purchasing shares of common stock?

Notes to the Financial Statements
6. Related Party Transactions, page F-11

24. We note that all patent applications and technology related to the Bola 100 have been assigned to your company subject to the royalty obligation. Please tell us how this transaction was accounted for.

Condensed Balance Sheet, page F-13

25. We note your disclosure on alternate prospectus page four regarding the intended dividend distribution to Petro River. Please reflect this distribution to Petro River on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3 or tell us why you do not believe this disclosure is necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction

CC: Via E-Mail
Jessica Sudweeks, Esq.